UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 17, 2005

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by: BHP Billiton Plc

To:

London Stock Exchange
JSE Securities Exchange SA
New York Stock Exchange

Date: 17 October 2005

For Release: Immediately

Contact: Ines Watson - +44 (0) 20 7802 4176

Annual Information Update for the 12 months up to and including 17 October 2005

BHP Billiton Plc ("the Company") announces that, in accordance with the requirements of Prospectus Rule 5.2., the information set out in Appendices 1 and 2 to this Update has been published or made available to the public over the previous twelve months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets:
Appendix 1

Announcements made via a Regulatory Information Service are set out in Appendix 1. Copies of the announcements may be downloaded from the Company's website at www.bhpbilliton.com and copies of the documents provided to the UKLA's Document Viewing Facility may be obtained by application to the Deputy Secretary at the registered address (set out below).

Appendix 2

Documents filed at Companies House are set out in Appendix 2. Copies of these documents may also be obtained by application to the Deputy Secretary at the registered address (set out below) or from Companies House (or through Companies House Direct at www.direct.companieshouse.gov.uk).

In the interests of economy, the references to information published or made available have been summarised.

The information referred to in this update was correct at the time the information was published but some information may now be out-of-date.

The Company has a secondary listing on the JSE Securities Exchange ("JSE") and the Company's ADRs are listed on the Securities and Exchange Commission ("SEC"). The Company has also submitted regulatory filings to these bodies. Full details of the filings can be found on the JSE's website at www.jse.co.za and the SEC's website at www.sec.gov.

The Company's Annual Report for the period ending 30 June 2005 (which was filed with the UKLA Document Viewing Facility on 19 September 2005) can be found on the Company's website, as can the Interim Report 2005 published on 16 February 2005 and the 2005 AGM documents.

APPENDIX 1

Regulatory Information Service
Date of Announcement	Brief description of announcement
21/10/2004	BHP Billiton Production Report - Q/E 30 September 2004
21/10/2004	BHP Billiton E&D Report - Q/E 30 September 2004
21/10/2004	Notification of Major Interests in Shares (Capital Group) - BHP Billiton Plc
22/10/2004	BHP Billiton Ltd - AGM Speeches 2004
22/10/2004	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
25/10/2004	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
25/10/2004	BHP Billiton Approves Spence Copper Project
25/10/2004	BHP Billiton Approves Expansion Of Western Australian Iron Ore Capacity To 118 Million Tonnes Per Annum
26/10/2004	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
27/10/2004	Alcoa, BHP Billiton To Sell Integris Metals To Ryerson Tull For US$660 Million
28/10/2004	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
02/11/2004	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
05/11/2004	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
05/11/2004	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd (Correction)
09/11/2004	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
15/11/2004	BHP Billiton to sell its interests in the Laminaria and Corallina oil fields
15/11/2004	BHP Billiton confirms commercial hydrocarbon discovery with Shenzi-3 appraisal well
15/11/2004	Notification of Major Interests in Shares (Capital Group) - BHP Billiton Plc
16/11/2004	BHP Billiton announces adjustment to tax value for off market buy-back
18/11/2004	Notification of Major Interests in Shares (Old Mutual) - BHP Billiton Plc
23/11/2004	BHP Billiton Successfully Completes A$2.272 Billion (US$1.780 Billion) Off-Market Share Buy-Back
23/11/2004	Appendix 3F - Off-Market Share Buy-Back Final Notice
26/11//2004	BHP Billiton Plc 2004 AGM - Speeches
26/11//2004	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
26/11//2004	BHP Billiton AGM 2004 - Results
26/11//2004	BHP Billiton Plc - AGM Resolutions
7/12//2004	Notification of Change of Interests of Directors and Connected Persons (Mr C W Goodyear)
07/12/2004	Notification of Change of Interests of Directors and Connected Persons (Mr M Salamon)
10/12//2004	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
13/12//2004	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
13/12/2004	Notification of Major Interests in Shares (Barclays PLC) - BHP Billiton Plc
23/12//2004	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
25/01/2005	BHP Billiton Board Appointment
27/01/2005	BHP Billiton Production Report - Q/E 31 December 2004
Date of Announcement	Brief description of announcement
27/01/2005	BHP Billiton E&D Report - Q/E 31 December 2004
27/01/2005	BHP Billiton Appoints President Energy Coal
27/01/2005	BHP Billiton Appoints President Metallurgical Coal
03/02/2005	Initial Notification of Interests of Directors - Mr Carlos Cordeiro
04/02/2005	Notification of Major Interests in Shares (Barclays) - BHP Billiton Plc
16/02/2005	BHP Billiton Half Year Results Ended 31 December 2004
17/02/2005	Sale of Samancor Chrome
28/02/2005	Notification of Major Interests in Shares (Barclays PLC) - BHP Billiton Plc
28/02/2005	Notification of Major Interests in Shares (Deutsche Bank) - BHP Billiton Plc
01/03/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
02/03/2005	Notification of Major Interests in Shares (Cater Allen) - BHP Billiton Plc
03/03/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
07/03/2005	Market Speculation
08/03/2005	Market Speculation Regarding WMC Resources
08/03/2005	BHP Billiton Announces US$7.3 Billion Cash Offer For WMC Resources
08/03/2005	Notification of Major Interests in Shares (Capital Group) - BHP Billiton Plc
11/03/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
11/03/2005	Notification of Major Interests in Shares (Cater Allen) - BHP Billiton Plc
15/03/2005	Notification of Major Interests in Shares (Deutsche Bank) - BHP Billiton Plc
17/03/2005	Notification of Major Interests in Shares (Barclays PLC) - BHP Billiton Plc
18/03/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
18/03/2005	BHP Billiton Limited: De-Listing from the London Stock Exchange
21/03/2005	BHP Billiton Lodges Bidder's Statement for WMC Resources Ltd
21/03/2005	Bidder's Statement for WMC Resources Ltd
22/03/2005	Becoming a substantial holder for WMR
29/03/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
29/03/2005	BHP Billiton Dispatches Bidder's Statement for WMC Resources Ltd
04/04/2005	BHP Billiton Announces Foreign Investment Review Board Approval of Bid for WMC Resources Ltd
05/04/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
13/04/2005	Notice of Change of Interests of Substantial Holder (WMC)
13/04/2005	BHP Billiton Settles Iron Ore Prices
13/04/2005	Notification of Major Interests in Shares (Old Mutual) - BHP Billiton Plc
15/04/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
19/04/2005	BHP Billiton Announces Australian Competition and Consumer Commission (ACCC) Approval of Bid for WMC Resources Ltd
19/04/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
19/04/2005	Notice of Change of Interests of Substantial Holder (Heron)
21/04/2005	Notice of Change of Interests of Substantial Holder (WMC)
26/04/2005	BHP Billiton Announces European Commission (Commission) Approval of Bid for WMC Resources Ltd
28/04/2005	BHP Billiton Production Report - Q/E 31 March 2005
28/04/2005	BHP Billiton E&D Report - Q/E 31 March 2005
28/04/2005	Takeover bid for WMC Resources Ltd - Extension of Offer Period
Date of Announcement	Brief description of announcement
02/05/2005	Notice of Change of Interests of Substantial Holder (WMC)
06/05/2005	Notification of Major Interests in Shares (Old Mutual) - BHP Billiton Plc
09/05/2005	Notification of Change of Interests of Directors and Connected Persons (Mr C W Goodyear)
09/05/2005	BHP Billiton Results Under IFRS
12/05/2005	EGM of BHP Billiton Plc and Proxies
12/05/2005	BHP Billiton Plc - EGM
13/05/2005	BHP Billiton Announces Establishment of Acceptance Facility and Broker Handling Fees
19/05/2005	Transition To International Financial Reporting Standards (IFRS) BHP Billiton Results For The Half Year Ended 31 December 2004
26/05/2005	BHP Billiton's Offer For WMC Resources To Close On 3 June 2005
26/05/2005	WMC Supplementary Bidder's Statement
27/05/2005	WMC - Notice of Change of Interests of Substantial Holder Report on Acceptance Facility
27/05/2005	Notification of Major Interests in Shares (Capital Group) - BHP Billiton Plc
30/05/2005	Takeover Bid for WMC Resources Ltd - Report on Acceptance Facility
31/05/2005	WMC - Notice of Change of Interests of Substantial Holder Report on Acceptance Facility
01/06/2005	WMC - Notice of Change of Interests of Substantial Holder Report on Acceptance Facility
02/06/2005	WMC - Notice of Change of Interests of Substantial Holder Report on Acceptance Facility
02/06/2005	BHP Billiton Supplementary Bidder's Statement for WMC
03/06/2005	WMC - Notice of Change of Interests of Substantial Holder Report on Acceptance Facility
03/06/2005	WMC - Notice of Change of Interests of Substantial Holder Report on Acceptance Facility
03/06/2005	BHP Billiton Achieves More Than 50% of WMC and Declares Offer Unconditional
03/06/2005	BHP Billiton Announces Holding of 76.25% in WMC
06/06/2005	WMC - Notice of Change of Interests of Substantial Holder Report on Acceptance Facility
07/06/2005	WMC - Notice of Change of Interests of Substantial Holder Report on Acceptance Facility
08/06/2005	WMC - Notice of Change of Interests of Substantial Holder Report on Acceptance Facility
09/06/2005	WMC - Notice of Change of Interests of Substantial Holder Report on Acceptance Facility
10/06/2005	WMC - Notice of Change of Interests of Substantial Holder Report on Acceptance Facility
10/06/2005	BHP Billiton Approves Its Share of North West Shelf Expansion
10/06/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
13/06/2005	BHP Billiton Plc EGM - Chairman's Speech
13/06/2005	BHP Billiton Plc EGM - Final Proxy Position
14/06/2005	BHP Billiton Plc EGM - View on UK Listing Authority
15/06/2005	WMC - Notice of Change of Interests of Substantial Holder Report on Acceptance Facility
16/06/2005	WMC - Notice of Change of Interests of Substantial Holder Report on Acceptance Facility
16/06/2005	Appendix 3B
17/06/2005	BHP Billiton Achieves More Than 90% Of WMC And Proceeds With Compulsory Acquisition
20/06/2005	WMC - Notice of Change of Interests of Substantial Holder Report on Acceptance Facility
20/06/2005	Face Value of Debt Securities - Listing Rule 4.11
Date of Announcement	Brief description of announcement
24/06/2005	BHP Billiton Announces Assessment By Australian Tax Office
30/06/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
30/06/2005	BHP Billiton to Develop Neptune Oil and Gas Field in Gulf of Mexico
06/07/2005	Notification of Major Interests in Shares (Old Mutual) - BHP Billiton Plc
28/07/2005	BHP Billiton Production Report - Q/E 30 June 2005
28/07/2005	BHP Billiton E&D Report - Q/E 30 June 2005
02/08/2005	BHP Billiton Announces 100 Percent Ownership of WMC Resources
05/08/2005	Directors Interest - Mr Carlos Cordeiro
24/08/2005	BHP Billiton Results for the Year Ended 30 June 2005
26/08/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
26/08/2005	Notification of Change of Interests of Directors and Connected Persons (Mr D R Argus AO)
26/08/2005	Notification of Change of Interests of Directors and Connected Persons (Mr J Buchanan)
29/08/2005	Notification of Change of Interests of Directors and Connected Persons (Mr C Cordeiro)
29/08/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
29/08/2005	Appendix 3D - Changes Relating to Buy-Back
31/08/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
31/08/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
31/08/2005	Notification of Change of Interests of Directors and Connected Persons (Mr C W Goodyear)
31/08/2005	Notification of Change of Interests of Directors and Connected Persons (Mr M Salamon)
31/08/2005	Notification of Change of Interests of Directors and Connected Persons (Mr I C Fraser)
01/09/2005	Notification of Change of Interests of Directors and Connected Persons (Mr P S Aiken)
01/09/2005	Notification of Change of Interests of Directors and Connected Persons (Ms K J Wood)
01/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
02/09/2005	BHP Billiton Appoints Chief Human Capital & Excellence Officer
02/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
02/09/2005	Notification of Change of Interests of Directors and Connected Persons (Mr M Salamon)
05/09/2005	Notification of Change of Interests of Directors and Connected Persons (Mr C W Goodyear)
05/09/2005	Notification of Change of Interests of Directors and Connected Persons (Dr M J Kloppers)
05/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
06/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
08/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
08/09/2005	Notification of Major Interests in Shares (Cater Allen) - BHP Billiton Plc
08/09/2005	BHP Billiton Board Changes
09/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
09/09/2005	Appendix 4E - Supplementary Information
Date of Announcement	Brief description of announcement
13/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
13/09/2005	Notification of Major Interests in Shares (Cater Allen) - BHP Billiton Plc
14/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
14/09/2005	Notification of Major Interests in Shares (Cater Allen) - BHP Billiton Plc
15/09/2005	Notification of Major Interests in Shares (Cater Allen) - BHP Billiton Plc
15/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
16/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
19/09/2005	BHP Billiton Limited 2005 Annual Report - Concise
19/09/2005	BHP Billiton Limited 2005 Annual Report - Combined Financial Statements
19/09/2005	BHP Billiton Ltd - Proxy Form 2005
19/09/2005	BHP Billiton Plc 2005 Annual Report
19/09/2005	BHP Billiton Ltd - NOM 2005
19/09/2005	BHP Billiton Plc - NOM 2005
19/09/2005	BHP Billiton Plc (UK) - Proxy Form 2005
19/09/2005	BHP Billiton Plc (SA) - Proxy Form 2005
19/09/2005	BHP Billiton Sustainability Report (Summary) 2005
19/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
19/09/2005	BHP Billiton Plc - UK Listing Authority Submissions
20/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
21/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
22/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
23/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
26/09/2005	Typhoon Production Platform Damaged by Hurricane Rita
27/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
28/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
29/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
30/09/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
03/10/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
03/10/2005	Annual Report 2005 - Form 20-F
04/10/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
04/10/2005	Notification of Change of Interests of Directors and Connected Persons (Mr R W Kirkby)
05/10/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
05/10/2005	Carbon Steel Materials Appoints New President Manganese
06/10/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
07/10/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd

Date of Announcement	Brief description of announcement

11/10/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
12/10/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
13/10/2005	BHP Billiton Update on US Gulf of Mexico Operations
14/10/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd
17/10/2005	Notification of Interests of Executive Directors - BHP Billiton Plc - Billiton ESOP Trustees Ltd

APPENDIX 2

Companies House
Date of filing	Brief description of document filed

21/12/2004	To renew the disapplication of pre-emption rights

21/12/2004	To approve the re-purchase of shares in BHP Billiton Plc

12/01/2005	Annual Accounts made up to 30/06/2004

25/01/2005	Form 288c - Change in Directors' Particulars

25/01/2005	Form 288c - Change in Directors' Particulars

25/01/2005	Form 288c - Change in Directors' Particulars

25/01/2005	Form 288c - Change in Directors' Particulars

25/01/2005	Form 288c - Change in Directors' Particulars

25/01/2005	Form 288c - Change in Directors' Particulars

25/01/2005	Form 288c - Change in Directors' Particulars

25/01/2005	Form 288c - Change in Directors' Particulars

25/01/2005	Form 288c - Change in Directors' Particulars

27/01/2005	Form 288c - Change in Directors' Particulars

23/02/2005	Form 288a recording the appointment of Carlos Cordeiro as Director

22/06/2005	Share Premium Account Cancellation

30/06/2005	Annual Return

09/07/2005	Interim Accounts made up to 30/04/2005

15/09/2005	288b recording the resignation of Carlos Cordeiro as Director

10/10/2005	Form 288a recording the appointment of Carlos Cordeiro as Director

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 17 October 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary